                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 1)*


                                 FIRSTMARK CORP.
                                (Name of Issuer)



                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                                  MAY 30, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))


                                   Page 1 of 3
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CUSIP No. 337908 20 6                 13G/A                    Page 2 of 3 Pages
--------------------------------------------------------------------------------

 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       Tejas Securities Group, Inc.
       TIN #74-2696352
--------------------------------------------------------------------------------
 2)    Check the Appropriate Box if a Member of a Group*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3)    SEC Use Only

--------------------------------------------------------------------------------
 4)    Citizenship or Place of Organization          Texas

--------------------------------------------------------------------------------

       Number of          (5)    Sole Voting Power                       55
       Shares Bene-       ------------------------------------------------------
       ficially
       Owned by           (6)    Shared Voting Power                      0
       Reporting          ------------------------------------------------------
       Person With
                          (7)    Sole Dispositive Power                  55
                          ------------------------------------------------------
                          (8)    Shared Dispositive Power                 0

--------------------------------------------------------------------------------
 9)    Aggregate Amount Beneficially Owned by Reporting Person           55

--------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [ ]

--------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row (9)               0.001%(1)

--------------------------------------------------------------------------------
12)    Type of Reporting Person*                                        BD, CO

--------------------------------------------------------------------------------
(1) Assumes a total of 5,342,043 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending March 31, 2002.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   Page 2 of 3
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PRELIMINARY NOTE:

The Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001 (the "Original Schedule 13G") on behalf of Tejas Securities Group, Inc. ("Tejas") in connection with the common stock, par value $0.20 per share (the "Common Stock") of Firstmark Corp., a Maine corporation (the "Company"), is hereby amended to reflect Tejas' sale of 468,133 shares of Common Stock of the Company on May 30, 2002 for $0.75 per share. Unless otherwise defined, all capitalized terms used herein shall have the same meanings set forth in the Original Schedule 13G.

ITEM 4. OWNERSHIP:

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

              (a)     Amount beneficially owned:                                                        55

              (b)     Percentage of class:                                                          0.001%

              (c)     Number of shares as to which such person has:

                      (i)      sole power to vote or to direct the vote:                                55

                      (ii)     shared power to vote or to direct the vote:                               0

                      (iii)    sole power to dispose or direct the disposition of:                      55

                      (iv)     shared power to dispose or direct the disposition of:                     0

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2001                           Tejas Securities Group, Inc.

                                        By: /s/ John Garber
                                           -------------------------------------
                                           Director of Finance



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